EXHIBIT 1
                                                                     Page 1 of 5

                               CSW CREDIT, INC.
                                BALANCE SHEET
                           AS OF DECEMBER 31, 1998
                            (Thousands, Unaudited)

                              ASSETS
   CURRENT ASSETS:
        Cash and cash equivalents                              $         59
        Accounts receivable, net of allowance for doubtful
          Accounts of $ 10,085
                                                                    834,355
                                                                 -----------

             Total current assets                                   834,414

   OTHER ASSETS:
        Deferred income taxes                                         4,937
        Other                                                         2,829
                                                                 -----------

             Total other assets                                       7,766
                                                                 -----------

             Total assets                                      $    842,180
                                                                 ===========


               LIABILITIES AND STOCKHOLDER'S EQUITY
   CURRENT LIABILITIES:
        Short-term debt                                        $    748,729
        Deferred credits                                             17,134
        Unearned revenue                                              4,408
        Other liabilities                                             6,952
                                                                 -----------

             Total current liabilities                              777,223

   STOCKHOLDER'S EQUITY:
        Common stock, no par; authorized 1,000 shares;
           Issued and outstanding 259 shares                              1
        Paid-in capital                                              64,956
                                                                 -----------

             Total stockholder's equity                              64,957
                                                                 -----------

             Total liabilities and stockholder's               $    842,180
             equity
                                                                 ===========




The accompanying notes to the financial statements are an integral part of these statements.

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                                                                       EXHIBIT 1
                                                                     Page 2 of 5

                                CSW CREDIT, INC.
                              STATEMENTS OF INCOME
                            FOR THE PERIODS ENDED DECEMBER 31
                             (Thousands, Unaudited)


                                       Three Months Ended    Twelve Months Ended
                                          1998     1997        1998       1997
                                         -------  -------    -------    -------

REVENUES                                 $21,987  $21,512    $84,784    $77,703
                                         -------  -------    -------     ------

OPERATING EXPENSES:
     Interest                            11,050     10,960    42,658     38,976
     Provision for bad debts              5,229      4,852    21,382     21,074
     Credit line fees                       246        183       881        858
     General and administrative             315        219     1,491         78
                                         -------   -------    -------    ------

                                         16,841     16,214    66,412     60,986
                                         -------   -------    -------    ------

OPERATING INCOME                          5,147      5,298    18,372     16,717
                                         -------   -------    -------    ------

OTHER INCOME AND DEDUCTIONS:
     Interest income                          3         26         6         63
     Tax benefit of parent company loss     124        138       323        326
                                         -------   -------    -------    ------

                                            127       164        329        389
                                         -------   -------    -------    ------
INCOME BEFORE FEDERAL INCOME TAXES        5,273      5,462    18,701     17,106
                                         -------   -------    -------    ------

FEDERAL INCOME TAXES:
     Current                              1,991      1,626     8,148      6,563
     Deferred                              (189)       237    (1,716)      (690)
                                         -------   -------    -------    ------

                                          1,802     1,863      6,432     5,873
                                         -------   -------    -------    ------

NET INCOME                               $3,471    $3,599     $12,269   $11,233
                                         =======   =======    =======    ======

The accompanying notes to the financial statements are an integral part of these statements.


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                                                                       EXHIBIT 1
                                                                     Page 3 of 5

                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998
                                   (Unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies in 1998 and 1997 were $33.5 million and $33.9 million respectively. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in an effective rate of 33% for the quarter ended December 31, 1998.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the parent company to CSW Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at December 31, 1998.

Statement of cash flows

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

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                                                                       EXHIBIT 1
                                                                     Page 4 of 5

Related party transactions

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 1998 presentation.

Basis of Accounting

These financial statements were prepared using the accrual method of accounting.

2.  REGULATION:

The Company is subject to regulation by the Securities  and Exchange  Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.


3.  SHORT-TERM DEBT:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for the three months ended December 31, 1998 was 5.39%. At December 31, 1998, the Company had a revolving credit agreement aggregating $1 billion to back up its commercial paper program; the agreement expires June 27, 1999. At December 31, 1998, the Company was in compliance with the revolving credit agreement covenants.


4. Houston Lighting & Power Company: The Company entered into an agreement with Houston Lighting & Power Company (HLP) to purchase substantially all of its utility receivables. During the three months ended December 31, 1998, the Company's monthly purchases of HLP receivables averaged approximately $341 million. The Company's monthly purchases of HLP receivables for the twelve months ended December 31, 1998 averaged approximately $361 million.

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                                                                       EXHIBIT 1
                                                                     Page 5 of 5


Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC restriction limits the twelve-month rolling average of HLP purchases to $450 million and $100 million for other non-affiliated utility companies. This relief has been granted through December 31, 2000. At December 31, 1998, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.


5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of the discount rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. The discount rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In
addition  to  the  carrying  cost  component,   an  agency  fee  is  applied  to
receivables. The agency revenue is also deferred, and is shown as deferred credits on the balance sheet.

6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.